U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of JANUARY 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes             No    X
                               ------          ------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                .
                                       ----------------

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                                                           [GRAPHIC  OMITED]
                                                           NEWS  RELEASE


FOR  RELEASE  JANUARY  21,  2003



NEW  YORK  CITY,  (January  21,  2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and
Frankfurt Stock Exchange: MFC GR) today announced that an additional 111,957 common shares of Med Net International Ltd. were tendered to MFC's offer (the "Offer") dated November 7, 2002 to purchase all of the issued and outstanding common shares of Med Net, all of which have been taken up. As a result, MFC owns an aggregate of approximately 632,502 Med Net common shares. MFC also announced the expiration of the Offer.


ABOUT  MFC  BANCORP
MFC Bancorp Ltd. owns companies that operate in the financial services industry, specialising in merchant banking internationally. To obtain further information on the Company, please visit its web site at http://www.mfcbancorp.com
                                                      -------------------------


Certain statements included herein are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Management of MFC cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of MFC to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by MFC with the Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MFC  BANCORP  LTD.
           -------------------------------------

By         /s/  Michael  J.  Smith
           -------------------------------------
           Michael  J.  Smith
           President and Chief Executive Officer

Date       January 21, 2003
           -------------------------------------